To: Karen A. Sandler, Division of Corporate Finance

Re: KWT, Ltd. File No. 000-29073, Registration Statement on Form 10-SB, Request for Withdrawal

Per our conversation earlier today, please withdraw our Form 10-SB filing.

We will file a new form 10-SB within a few days once we receive the updated financial information from the auditors.